Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the First Quarter of Fiscal Year 2024

Beijing, December 13, 2023 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading online learning service provider in China, today announced its unaudited financial results for the first quarter of the fiscal year ending June 30, 2024 (the “first quarter of FY 2024”, which refers to the quarter from July 1, 2023 to September 30, 2023).

Highlights for the First Quarter of FY 2024

●	Revenues for the first quarter of FY 2024 were RMB869.1 million (US$119.1 million), representing an increase of 4.9% from the fourth quarter of the fiscal year ended June 30, 2023 (the “fourth quarter of FY 2023”) and an increase of 31.8% from the first quarter of the fiscal year ended June 30, 2023 (the “first quarter of FY 2023”).

●	Gross billings of individual online learning services[1] for the first quarter of FY 2024 were RMB762.1 million (US$104.5 million), representing an increase of 1.8% from the fourth quarter of FY 2023 and an increase of 14.6% from the first quarter of FY 2023.

●	Net income for the first quarter of FY 2024 was RMB66.7 million (US$9.1 million), compared with RMB52.7 million in the fourth quarter of FY 2023, and a net loss of RMB97.3 million in the first quarter of FY 2023.

●	Adjusted net income[2] for the first quarter of FY 2024 was RMB94.0 million (US$12.9 million), compared with RMB90.4 million in the fourth quarter of FY 2023, and an adjusted net loss of RMB50.9 million in the first quarter of FY 2023.

●	Total registered users increased by 51.9% to approximately 103.3 million as of September 30, 2023, from 68.1 million as of September 30, 2022.

●	Paying learners increased by 18.2% year over year to approximately 0.3 million in the first quarter of FY 2024.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “Our commitment to adult learning services and significant growth in our personal interest courses drove another strong quarter, with our revenue and adjusted net income hitting new highs. During the quarter, we focused on further refining our courses, expanding our learner base, and hosting impactful offline events. As a result, we increased our registered users and paying learners, while maintaining a high customer satisfaction rate. At the same time, we continued to optimize our operating efficiency by integrating AI into our feedback monitoring system. We remain firmly committed to enhancing lives through lifelong learning while delivering sustainable value to our shareholders.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “During the quarter, we sustained our topline growth momentum while expanding our adjusted net margin to 10.8%. This robust performance was powered by our development strategy centered on our adult learning services and our ongoing initiatives to optimize efficiencies and cost structures. Looking ahead, we will continue to strengthen our core business while prudently developing our new business initiatives such as live e-commerce.”

1 Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

2 Adjusted net (loss)/income is a non-GAAP financial measure. For a reconciliation of net (loss)/income to adjusted net (loss)/income, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for the First Quarter of FY 2024

Revenues

Revenues increased by 31.8% year over year to RMB869.1 million (US$119.1 million) in the first quarter of FY 2024, primarily driven by the growth in revenues from other personal interest courses.

●	Revenues from individual online learning services increased by 29.2% year over year to RMB755.9 million (US$103.6 million) in the first quarter of FY 2024, up from RMB585.1 million in the first quarter of FY 2023. This growth was primarily due to the RMB292.5 million (US$40.1 million) increase in revenues from other personal interest courses, partially offset by the decrease of RMB121.7 million (US$16.7 million) in revenues from financial literacy courses.

●	Revenues from enterprise services were RMB68.4 million (US$9.4 million) in the first quarter of FY 2024, compared to RMB73.6 million in the first quarter of FY 2023, representing a year-over year change of 7.1%, primarily due to a change in revenues from related party transactions.

●	Revenues from others increased to RMB44.8 million (US$6.1 million) in the first quarter of FY 2024 from RMB0.7 million in the first quarter of FY 2023, mainly driven by the increase in revenues from the Company’s newest business endeavor, live e-commerce, which is aligned with its commitment to diversified revenue streams.

Cost of revenues

Cost of revenues was RMB118.2 million (US$16.2 million) in the first quarter of FY 2024, compared to RMB75.1 million in the first quarter of FY 2023, representing a change of 57.5%. This increase was primarily due to increased labor outsourcing costs of RMB18.7 million (US$2.6 million) and higher procurement costs of RMB21.7 million (US$3.0 million), and was partially offset by a RMB9.6 million (US$1.3 million) decrease in staff costs.

Sales and marketing expenses

Sales and marketing expenses were RMB620.2 million (US$85.0 million) in the first quarter of FY 2024, compared to RMB581.2 million in the first quarter of FY 2023, representing a change of 6.7%. The change was mainly due to an increase in labor outsourcing costs of RMB76.9 million (US$10.5 million) and marketing and promotion expenses of RMB41.4 million (US$5.7 million), partially offset by a decrease in staff costs of RMB82.5 million (US$11.3 million), which includes a decrease in share-based compensation expenses of RMB8.0 million (US$1.1 million).

Research and development expenses

Research and development expenses were RMB43.8 million (US$6.0 million) in the first quarter of FY 2024, compared to RMB52.3 million in the first quarter of FY 2023, representing a decrease of 16.3%. The decrease was primarily due to a decrease in share-based compensation expenses of RMB6.5 million (US$0.9 million).

General and administrative expenses

General and administrative expenses were RMB42.8 million (US$5.9 million) in the first quarter of FY 2024, compared to RMB44.4 million in the first quarter of FY 2023, representing a decrease of 3.7%. The decrease was primarily due to a decrease in share-based compensation expenses and office expenses, partially offset by an increase in professional service fees.

Net income and adjusted net income

Net income was RMB66.7 million (US$9.1 million) in the first quarter of FY 2024, compared with a net loss of RMB97.3 million in the first quarter of FY 2023. Adjusted net income was RMB94.0 million (US$12.9 million) in the first quarter of FY 2024, compared with an adjusted net loss of RMB50.9 million in the first quarter of FY 2023.

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Earnings per share and adjusted earnings per share3

Basic and diluted net income per share were RMB0.39 (US$0.05) and RMB0.38 (US$0.05), respectively, in the first quarter of FY 2024, compared with basic and diluted net loss per share of RMB1.96 in the first quarter of FY 2023. Basic and diluted adjusted net income per share were RMB0.56 (US$0.08) and RMB0.54 (US$0.07), respectively, in the first quarter of FY 2024, compared with basic and diluted adjusted net loss per share of RMB1.11 in the first quarter of FY 2023.

Balance Sheet

As of September 30, 2023, the Company had cash and cash equivalents and short-term investments of RMB879.9 million (US$120.6 million), compared with RMB930.6 million as of June 30, 2023.

Financial Outlook

Based on currently available information, for the second quarter of FY 2024 (which refers to the quarter from October 1, 2023 to December 31, 2023), the Company expects its revenues to be in the range of RMB920.0 million to RMB950.0 million, representing a year-over-year increase of 17.0% to 20.8%. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Recent Developments

On June 9, 2023, the Company announced that its board of directors had approved a new share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of American Depositary Shares (“ADSs”) for a 12-month period beginning on June 9, 2023 (the “Share Repurchase Program”). As of September 30, 2023, the Company has accumulatively repurchased an aggregate of approximately 1.2 million ADSs for approximately US$6.9 million under the Share Repurchase Program.

On September 18, 2023, the Company announced its acquisition of Kelly’s Education, an online language education platform headquartered in Hong Kong. This transaction marks QuantaSing’s entry into the global online education market and the language learning sector. Following completion of the transaction, for a total consideration of HK$2.0 million, on September 28, 2023, Kelly’s Education became a wholly-owned subsidiary of the Company.

Conference Call Information

The Company’s management team will hold a conference call at 07:00 A.M. Eastern Time on Wednesday, December 13, 2023 (08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	QuantaSing Group Limited

3 Basic and diluted adjusted net (loss)/income per share are non-GAAP financial measures. For a reconciliation of basic and diluted net (loss)/income per share to basic and diluted adjusted net (loss)/income per share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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The replay will be accessible through December 20, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	2280341

A live and archived webcast of the conference call will be available at the Company’s investor relations website at ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net (loss)/income and basic and diluted adjusted net (loss)/income per share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax and certain cost deduction in such period. Adjusted net (loss)/income represents net (loss)/income excluding share-based compensation expense. Basic and diluted adjusted net (loss)/income per share represents adjusted net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net (loss)/income per share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net (loss)/income, net (loss)/income per share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2960 to US$1.00, the exchange rate on September 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; trends and competition in China’s adult learning market; changes in its revenues and certain cost or expense items; the expected growth of China’s adult learning market; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. The Company is the largest service provider in China’s online adult learning market and China’s adult personal interest learning market in terms of revenue, according to a report by Frost & Sullivan based on data from 2022. By leveraging its proprietary tools and technology, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners under a variety of brands, including QiNiu, JiangZhen and QianChi, empowering users to pursue personal development. Leveraging its extensive experience in individual online learning services, the Company has also expanded its services to corporate clients including, among others, marketing services and enterprise talent management services.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	764,281	691,812	94,821
Short-term investments	166,303	188,076	25,778
Accounts receivable, net	12,251	24,871	3,409
Amounts due from related parties	29,116	2,391	328
Inventory, net	-	21,783	2,986
Prepayments and other current assets	136,681	186,666	25,582
Total current assets	1,108,632	1,115,599	152,904

Non-current assets:
Property and equipment, net	7,409	7,706	1,056
Intangible assets, net	-	3,120	428
Operating lease right-of-use assets	84,009	75,684	10,373
Deferred tax assets	2,084	10,918	1,496
Goodwill	-	7,389	1,013
Other non-current assets	21,296	20,368	2,792
Total non-current assets	114,798	125,185	17,158
TOTAL ASSETS	1,223,430	1,240,784	170,062

LIABILITIES
Current liabilities:
Accounts payables	62,094	80,077	10,975
Accrued expenses and other current liabilities	171,160	177,507	24,329
Income tax payable	8,794	8,510	1,166
Contract liabilities, current portion	517,213	477,263	65,414
Advance from customers	144,397	146,767	20,116
Operating lease liabilities, current portion	41,092	33,938	4,652
Total current liabilities	944,750	924,062	126,652

Non-current liabilities:
Contract liabilities, non-current portion	7	-	-
Operating lease liabilities, non-current portion	52,840	50,018	6,856
Total non-current liabilities	52,847	50,018	6,856
TOTAL LIABILITIES	997,597	974,080	133,508

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	US$

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 430,000,000 shares authorized, 115,759,408 and 119,595,055 shares issued and outstanding as of June 30, 2023 and September 30, 2023, respectively)	78	81	11
Class B ordinary shares (US$0.0001 par value; 70,000,000 shares authorized, 49,859,049 shares issued and outstanding as of June 30, 2022 and September 30, 2023, respectively)	34	34	5
Treasury stock	-	(49,509)	(6,786)
Additional paid-in capital	1,171,092	1,198,929	164,327
Accumulated other comprehensive income	22,182	20,177	2,765
Accumulative deficit	(969,688)	(903,008)	(123,768)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY	223,698	266,704	36,554
Non-controlling interests	2,135	-	-
TOTAL SHAREHOLDERS’ EQUITY	225,833	266,704	36,554
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,223,430	1,240,784	170,062

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended September 30,
	2022	2023	2023
	RMB	RMB	US$

Revenues	659,366	869,136	119,125
Cost of revenues	(75,062)	(118,192)	(16,200)

Gross Profit	584,304	750,944	102,925

Operating expenses:
Sales and marketing expenses	(581,158)	(620,152)	(84,999)
Research and development expenses	(52,301)	(43,800)	(6,003)
General and administrative expenses	(44,390)	(42,762)	(5,861)
Total operating expenses	(677,849)	(706,714)	(96,863)

(Loss)/Income from operations	(93,545)	44,230	6,062

Other income:
Interest income	192	3,447	472
Others, net	6,450	12,257	1,680

(Loss)/Income before income tax	(86,903)	59,934	8,214
Income tax expense	(10,375)	6,746	925

Net (loss)/ income	(97,278)	66,680	9,139

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	2,126	(2,005)	(275)
Total other comprehensive income	2,126	(2,005)	(275)

Total comprehensive (loss)/income	(95,152)	64,675	8,864

Net (loss)/Income	(97,278)	66,680	9,139
Accretion of the Company’s preferred shares	(9,469)	-	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(106,747)	66,680	9,139

Net (loss)/income per ordinary share
- Basic	(1.96)	0.39	0.05
- Diluted	(1.96)	0.38	0.05
Weighted average number of ordinary shares used in computing net loss per share
- Basic	54,439,786	169,056,984	169,056,984
- Diluted	54,439,786	175,003,606	175,003,606
Share-based compensation expenses included in
Cost of revenues	(4,652)	(3,778)	(518)
Sales and marketing expenses	(12,519)	(4,489)	(615)
Research and development expenses	(12,068)	(5,610)	(769)
General and administrative expenses	(17,131)	(13,409)	(1,838)

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended September 30,
	2022	2023	2023
	RMB	RMB	US$

Revenues of individual online learning services:	585,085	755,910	103,606
Add: value-added tax	37,976	47,579	6,521
Add: ending deferred revenues (1)	573,528	619,954	84,972
Less: beginning deferred revenues (1)	(531,662)	(661,360)	(90,647)

Gross billings of individual online learning services	664,927	762,083	104,452

(1)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net (loss)/income to adjusted net (loss)/income and basic and diluted net (loss)/income per share to basic and diluted adjusted net (loss)/income per share for the periods indicated:

	For the Three Months Ended September 30,
	2022	2023	2023
	RMB	RMB	US$

Net (loss)/income	(97,278)	66,680	9,139
Add: Share-based compensation	46,370	27,286	3,740

Adjusted net (loss)/income	(50,908)	93,966	12,879
Accretion of the Company’s preferred shares	(9,469)	-	-
Adjusted net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(60,377)	93,966	12,879

Weighted average number of ordinary shares used in computing net (loss)/income per share
- Basic	54,439,786	169,056,984	169,056,984
- Diluted	54,439,786	175,003,606	175,003,606
Weighted average number of ordinary shares used in computing adjusted net (loss)/income per share
- Basic	54,439,786	169,056,984	169,056,984
- Diluted	54,439,786	175,003,606	175,003,606

Net (loss)/income per ordinary share
- Basic	(1.96)	0.39	0.05
- Diluted	(1.96)	0.38	0.05
Non-GAAP adjustments to net (loss)/income per ordinary share
- Basic	0.85	0.17	0.03
- Diluted	0.85	0.16	0.02
Adjusted net (loss)/income per ordinary share
- Basic	(1.11)	0.56	0.08
- Diluted	(1.11)	0.54	0.07

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